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FORM 5
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/ / Check box if no                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                                         WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5                               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
    Instruction 1(b)                  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

/ / Form 3 Holdings
    Reported

/ / Form 4 Transactions
    Reported

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1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person to
                                                                                                 Issuer (Check all applicable)
                                                                                                     Director         10% Owner
                                                                                                 ----              ---
                                                                                                  X  Officer (give    Other (Specify
                                                                                                 ----        title ---       below)
                                                                                                             below)
EWING,            STEPHEN             E.         DTE Energy Company (DTE)                      PRESIDENT AND CHIEF OPERATING OFFICER
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  (Last)          (First)          (Middle)   3. IRS Identification      4. Statement for     7. Individual or Joint/Group Filing
                                                 Number of Reporting        Month/Year           (Check applicable line)
                                                 Person, if an Entity                             X   Form filed by One Reporting
 DTE ENERGY COMPANY                              (Voluntary)                 12/2001             ---- Person
 2000 2ND AVENUE                                                                                      Form Filed by More Than One
-------------------------------------------                              -------------------     ---- Reporting Person
                 (Street)                                                5. If Amendment,
 DETROIT           MI            48226-1279                                 Date of Original
-------------------------------------------                                 (Month/Year)
  (City)         (State)              (Zip)
                   USA
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or (D)  Price                          (I)            ship
                                                                                                             (Instr. 4)     (Instr.
                                                                                                                            4)
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Common Stock                      6/26/2001       A    56,000.00       A                       56,000            D
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                                                                                                                           In 401(k)
Common Stock                            (1)       A          (1)      (1)      (1)       9,079.873(1)            I         Plan
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(1) Shares held through the Detroit Edison Savings and Investment Plan of which
    9,079.873 were acquired during 2001 as reported on a plan statement dated as of December 31, 2001.

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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Employee Stock Option                                                                             Common
(right to buy)              $45.28        6/26/2001    A       75,000.00        (1)    6/26/2011  Stock   75,000.00
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Employee Stock Option                                                                             Common
(right to buy)              $45.28        6/26/2001    A       30,000.00        (2)    6/26/2011  Stock   30,000.00
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 9. Number of           10. Ownership               11. Nature of
    Derivative              of Derivative               Indirect
    Securities              Security:                   Beneficial
    Beneficially            Direct (D)                  Ownership
    Owned at End            or Indirect (I)             (Instr. 4)
    of Year                 (Instr. 4)
    (Instr. 4)

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75,000.00                       D
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30,000.00                       D
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Explanation of Responses:

(1) The options fully vest on 6/26/2005.
(2) The options fully vest on 6/26/2004.

                                                                                           /s/ Susan M. Beale               2/14/02
                                                                                           -------------------------------  -------
                                                                                           **Signature of Reporting Person   Date
                                                                                                Attorney-in-fact

**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note: File three copies of this form, one of which must be manually signed.                                         Page 2
If space provided is insufficient, see Instruction 6 for procedure.

                               POWER OF ATTORNEY

STATE OF MICHIGAN }
                  } SS
COUNTY OF WAYNE   }

                  KNOW ALL BY THESE PRESENTS that I, Stephen E. Ewing, do hereby constitute and appoint Susan M. Beale and Eric H. Peterson and each of them, my true and lawful Attorneys-in-Fact with full power of substitution to execute and file on my behalf with the Securities and Exchange Commission any and all reports, including without limiting the generality of the foregoing, reports on Securities and Exchange Commission Forms 4 and 5 and 144, that may be required or advisable in connection with my holdings in and transactions related to securities of DTE Energy Company.

                  This Power of Attorney is effective for the period July 1, 2001, through and including July 1, 2002.

                  IN WITNESS THEREOF, I have hereto set my hand this 25th day of June, 2001.


                                        /s/ STEPHEN E. EWING
                                        --------------------------------------
                                        Stephen E. Ewing


Witnesses:

/s/ SUSAN E. RISKE
-----------------------------
Susan E. Riske


/s/ JANET A. SCULLEN
-----------------------------
Janet A. Scullen


STATE OF MICHIGAN }
                  } SS
COUNTY OF WAYNE   }


On this 25th day of June, 2001, before me personally appeared Gerard M. Anderson to me known to be the person described who executed the foregoing Power of Attorney.


                                        Subscribed and sworn to before me
                                        the 25th day of June, 2001

                                        /s/ SANDRA L. BAMBERG
                                        --------------------------------------
                                        Sandra L. Bamberg
                                        Notary Public - Wayne County
                                        My Commission Expires: 1-11-04